UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SOUND WORLDWIDE HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

836086 108
(CUSIP Number)

The Sourlis Law Firm Virginia K. Sourlis, Esq. 2 Bridge Avenue Red Bank, NJ 07701 732-530-9007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 836086 108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Roger K.W. Fan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 11,261,250

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 11,261,250

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,261,250

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 56.31%

14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share, of the Issuer, Sound Worldwide Holdings, Inc., a Delaware corporation (“SWW” or the “Issuer”). The principal executive offices of the Issuer are presently located at Superluck Industrial Centre, Flat K, 1357 Sha Tsui Road , Tsuen Wan, N.T. Hong Kong, K3 China.

Item 2.  Identity and Background.

(a)	Name:Roger K.W. Fan.

(b)	Business Address: c/o Sound Worldwide Holdings, Inc., Superluck Industrial Centre, Flat K, 1357 Sha Tsui Road , Tsuen Wan, N.T. Hong Kong, K3 China.

(c)	Employment Information:Chief Executive Officer and Chairman of the Issuer.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration

The Issuer issued an aggregate amount of 11,261,250 shares of the Issuer’s Common Stock to the Reporting Person in consideration for services rendered. The Issuer issued these shares of Common Stock under an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 4(2) of the Securities Act in light of the fact that the offering did not constitute a public offering.

On October 25, 2007, the Issuer merged with a reporting shell company, Freedom 3, Inc., or Freedom, a Delaware corporation. Freedom then changed its name to Sound Worldwide Holdings, Inc.

The Issuer is a holding company formed in the state of Delaware. The Issuer currently conducts its business and operations through its wholly-owned subsidiary, Sound Worldwide Limited, a British Virgin Island corporation.

Item 4. Purpose of Transaction

The purpose of the transaction was consideration for services rendered by the Reporting Person to the Issuer. The Reporting Person acquired the shares referred to herein for investment purposes only.

The Reporting Person is the Chief Executive Officer and Chairman of the Issuer and as such may deem it appropriate and in the best interests of the Issuer and its stockholders to consider and recommend one or more of the following: :

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board or management of the Issuer, , including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)	Any action similar to any of those enumerated above.

There is currently no market for the Issuer’s securities. In the event the Issuer’s securities are listed on a securities exchange or quoted on an inter-dealer exchange or quotation system, the Reporting Person may, from time to time, effect open market purchases of, and/or exercise his rights to acquire, equity and/or debt securities of the Issuer.

Item 5. Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

Roger K.W. Fan beneficially owns an aggregate of 11,261,250 shares of the Issuer’s Common Stock, approximately 56.31% of such stock based on 20,000,000 shares of Common Stock issued and outstanding as of the date of filing this Schedule 13D.

(b)
Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Roger K.W. Fan has the sole power to vote and/or dispose of the 11,261,250 shares he beneficially owns, subject to the resale restrictions of the Securities Act. Mr. Fan does not currently share power to vote or dispose of any shares of the Issuer’s Common Stock.

(c)	Transactions in the securities effected during the past sixty days:

None.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

N/A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to Be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 2008

By:       /s/ Roger K.W. Fan
             Roger K.W. Fan